EXHIBIT 99.1

Press Release from Volvo's Nomination Committee

GOTEBORG, Sweden, March 4, 2005 (PRIMEZONE) -- In preparation for AB Volvo's Annual General Meeting on April 12, Volvo's Nomination Committee has decided to propose that the Meeting reelect all of the Board members, including Chairman Finn Johnsson. The other members of the Board are Per-Olof Eriksson, Patrick Faure, Haruko Fukuda, Tom Hedelius, Leif Johansson, Louis Schweitzer and Ken Whipple. This proposal is supported by shareholders representing more than 50 percent of the votes in Volvo.

The Nomination committee's other proposals -- election of a chairman for the Meeting, remuneration for Board members, instructions for the election committee and appointment of the election committee -- will be published in the notification of the Annual General Meeting.

Volvo's Nomination Committee, which was appointed during the third quarter of 2004, comprises the following persons until the Annual General Meeting:

 Lars Idermark, Chairman of the Committee, Second AP Fund
 Finn Johnsson, Chairman of the Board
 Thierry Moulonguet, Renault
 Marianne Nilsson, Robur funds
 Bengt Hane, representing small shareholders

March 4, 2005

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 78,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 18 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm, London and on NASDAQ in the U.S.

This information was brought to you by Waymaker http://www.waymaker.net The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=77246&fn=wkr0001.pdf

CONTACT:  AB Volvo
          Lars Idermark
          tel: + 46 31-704 29 11